Filed Pursuant to Rule 433
Registration Nos. 333-148239 and 333-148239-01
March 4, 2009
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 4, 2009)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	10.75% Notes due 2016

Ratings:	Baa3 (negative outlook)/BBB— (negative outlook)/BBB— (stable) (Moody’s/Standard & Poor’s/Fitch)

Size:	$600,000,000

Public Offering Price:	98.795%

Maturity:	March 15, 2016

Treasury Benchmark:	2.625% due February 29, 2016

US Treasury Yield:	2.674%

Spread to Treasury:	832.6 basis points

Re-offer Yield:	11.000%

Optional Redemption Terms:	Make-whole call at Treasury plus 50 basis points

Coupon:	10.75%

Interest Payment Dates:	March 15 and September 15 of each year beginning September 15, 2009

Initial Interest Accrual Date	March 9, 2009

Format:	SEC Registered

Transaction Date:	March 4, 2009

Expected Settlement Date:	March 9, 2009

Risk Factor:	The risk factor entitled “There is uncertainty regarding the U.S. federal income tax treatment of the provision in the Notes that adjusts the interest rate in the event of a ratings downgrade” appearing on page S-5 of the Preliminary Prospectus Supplement is hereby restated (with the only change being the addition of the second paragraph immediately below):

We intend to take the position for U.S. federal income tax purposes that any payments of additional interest resulting from adjustments to the ratings assigned to the Notes, as described under “Supplemental Description of the Notes — Interest Rate Adjustment,” will be taxable to a holder as additional interest income when received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes. However, the Internal Revenue Service may take a contrary position and treat the additional interest, if any, as contingent interest. If the IRS treats the additional amounts as contingent interest, a holder might be required to accrue income on its Notes in excess of stated interest for U.S. federal income tax purposes, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a Note prior to maturity. Holders should consult their own tax advisors concerning the appropriate tax treatment of the payment of such additional interest.

Pursuant to Internal Revenue Service Circular 230, investors are hereby informed that the statements in the preceding paragraph were not intended or written to be used, and such statements cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the U.S. Internal Revenue Code. The preceding paragraph was written to support the offering and sale of the Notes. Taxpayers should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Joint Lead Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Senior Co-Managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers	Loop Capital Markets, LLC Mitsubishi UFJ Securities International plc Mizuho Securities USA Inc. PNC Capital Markets LLC
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. at 212-834-4533 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.